AMENDING AGREEMENT NO. 2

THIS AGREEMENT is dated as of the 27th day of March, 2017

B E T W E E N:

SILVER WHEATON CORP., a company existing under the laws of the Province of Ontario (“Silver Wheaton”)

OF THE FIRST PART

AND:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada (“Supplier”)

OF THE SECOND PART

WITNESS THAT:

A.                  WHEREAS Silver Wheaton, Hudson Bay Mining and Smelting Co., Limited (the “Original Supplier”) and HudBay Minerals Inc. (the “Original Parent”) entered into the precious metals purchase agreement between Silver Wheaton, the Original Parent and the Original Supplier dated as of August 8, 2012, as amended by amending agreement no. 1 dated November 12, 2014 (the “PMPA”), pursuant to which the Original Supplier agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from the Original Supplier, an amount of Refined Silver equal to the Payable Silver, and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B.                  AND WHEREAS pursuant to the Articles of Amalgamation effective as of January 1, 2017, each of the Original Parent, the Original Supplier and Hudson Bay Exploration and Development Company Limited amalgamated under the Canada Business Corporations Act (the "Amalgamation") to form the amalgamated corporation continuing under the corporate name of the Supplier (formerly the name of the Original Parent), "Hudbay Minerals Inc."

C.                  AND WHEREAS pursuant to the Amalgamation, the Supplier and certain of its subsidiaries delivered to and in favour of Silver Wheaton an acknowledgment and confirmation dated January 1, 2017 (the “Acknowledgment and Confirmation”), pursuant to which the Supplier, inter alia, acknowledged and confirmed the continuing enforceability of the PMPA against the Supplier.

D.                  AND WHEREAS as a result of the Amalgamation, the parties wish to enter into this amending agreement to amend the PMPA in accordance with the terms and conditions of this Agreement.

E.                  AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties mutually agree as follows:

1.	Amendments. The PMPA is hereby amended as follows, with effect as of January 1, 2017:

(a)

“Supplier” as such term is defined and used in the PMPA shall be deemed to be the Supplier for all purposes of the PMPA and all indebtedness, liabilities and obligations of the Original Supplier to Silver Wheaton under, in connection with, relating to or with respect to the PMPA and all other documents delivered by the Original Supplier to Silver Wheaton in relation thereto shall continue as the indebtedness, liabilities and obligations of the Supplier to Silver Wheaton.

(b)

All indebtedness, liabilities and obligations of the Parent Company under, in connection with, relating to or with respect to the PMPA and all other documents delivered by the Parent Company to Silver Wheaton in relation thereto shall continue as the indebtedness, liabilities and obligations of the Supplier to Silver Wheaton.

(c)	Section 1.1 is hereby amended by adding the following definition in alphabetical order:

“Acknowledgment and Confirmation” means the acknowledgment and confirmation dated January 1, 2017 between Silver Wheaton, the Supplier, Hudbay Marketing & Sales Inc., Hudbay (BVI) Inc., and Hudbay Peru S.A.C.

(d)	The definition of “Security Agreements” is deleted in its entirety and replaced with the following:

“Security Agreements” means, collectively, the Supplier Security Agreements, the Subsidiary Security Agreements, the Assignment, Subordination and Postponement of Claims and the Acknowledgment and Confirmation.

2.

Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to "this Agreement", "hereof", "hereto" and "hereunder" and similar expressions referring to the PMPA shall mean and be a reference to the PMPA as further amended hereby. The Supplier hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Silver Wheaton shall continue to secure payment of all present and future indebtedness, liabilities and obligations owing by the Hudbay PMPA Entities to Silver Wheaton from time to time including, without limitation, any and all such indebtedness, liabilities and obligations arising pursuant to the PMPA as amended by this Agreement and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Silver Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the obligations defined therein.

3.	Miscellaneous.

(a)	Each of the parties hereby agrees that the execution and delivery of this Agreement satisfies Section 7 of the Acknowledgment and Confirmation.

(b)

Concurrently with the delivery of this Agreement, the Supplier shall deliver to Silver Wheaton favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from external legal counsel to the Supplier as to, inter alia, (i) the legal status of the Supplier, (ii) the authority of the Supplier to execute and deliver, inter alia, this Agreement, the Acknowledgment and Confirmation, (iii) the execution and delivery of (1) this Agreement, (2) the Acknowledgment and Confirmation, (3) the Acknowledgment and Confirmation Agreement dated January 1, 2017 in respect of the Intercreditor Agreement (as defined therein), and (4) the Acknowledgment and Confirmation dated January 1, 2017 in respect of the Subordination Agreement (as defined therein) (clauses (1) to (4) are collectively, the “Documents”) and the enforceability thereof against the Supplier, and (iv) the registrations, filings and recordings in each of the Relevant Jurisdictions in connection with the Silver Wheaton Security.

(c)

Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of the Documents and each Document has been duly executed by such party, as required, and when delivered, will be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(d)

This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(e)

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement. Each of the parties hereto may execute this Agreement by signing any such counterpart.

(f)	Time shall be of the essence in this Agreement.

(g)

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non- exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the parties. This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The parties have executed this Agreement as of the day and year first written above.

SILVER WHEATON CORP.

By:	“Haytham H. Hodaly”
Name: Haytham H. Hodaly
Title: Senior Vice President
Corporate Development

HUDBAY MINERALS INC.

By:	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel

[Signature Page to Amending Agreement No. 2]